Exhibit 99.3
OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

1. Corporate Information

The consolidated financial statements of Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) for the six month period ended June 30, 2011 were authorised for issue in accordance with a resolution of the directors on August 12, 2011.  Olympus is a corporation continued under the Canada Business Corporation Act with its registered office located and domiciled in Ontario, Canada whose shares are publically traded.  Its ordinary shares are traded on the Toronto Stock Exchange, the Australian Securities Exchange and the Over the Counter Bulletin Board in the United States of America.

The principal activities of the group are the acquisition, exploration, development, mining and re-instatement of gold bearing properties in Southeast Asia.  The Company has three key properties located in Central Vietnam - the Bong Mieu Gold property, the Phuoc Son Gold property and the Binh Dinh NZ Gold property, as well as one key property in Central Malaysia - The Bau Gold property.

2. Statement of Compliance

These condensed consolidated interim financial statements of Olympus Pacific Minerals Inc. and its subsidiaries (the Group) have been prepared in accordance with IAS 34 Interim Financial Reporting. These are the Group's first IFRS condensed consolidated interim financial statements for part of the period covered by the first IFRS annual financial statements and IFRS 1 First-time Adoption of lnternational Financial Reporting Standards has been applied. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

An explanation of how the transition to lFRS has affected the reported financial position, financial performance and cash flows of the Group is provided in note 30. This note includes reconciliations of equity and total comprehensive income for comparative periods and of equity at the date of transition reported under Canadian GAAP (previous GAAP) to those reported for those periods and at the date of transition under lFRS.

3. Basis of Preparation

The consolidated financial statements are presented in US dollars, which is the parent’s functional and presentation currency.

The accounting policies in note 6 have been applied in preparing the consolidated financial statements. These policies are based on IFRS issued and outstanding as of June 30, 2011. Any subsequent changes to IFRS pertaining to the Company’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these consolidated financial statements, including the transition adjustments recognized on changeover to IFRS.

4.   Significant accounting judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period.  Estimates and assumptions are continuously evaluated and are prepared by appropriately qualified people and based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  However, actual outcomes can differ from these estimates.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

In particular, information about significant areas of estimation uncertainty considered by management in preparing the consolidated financial statements is described below.

Ore reserves and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Group’s mining properties.  The Group estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons, relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data.  The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgements made in estimating the size and grade of the ore body.  Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, mine properties, property, plant and equipment, goodwill, provisions for asset retirements, recognition of deferred tax assets, and depreciation and amortisation charges.

Derivative valuation (Note 19)

The Group measures certain derivative financial liabilities by reference to their fair values at the balance sheet date.  The estimation of fair value of such derivatives is based upon factors such as estimates of commodity prices and volatility, equity prices, risk-free rates and terms to maturity.  Changes in such estimates may impact upon the carrying value of derivative liabilities and derivative revaluation charges.

Impairment of assets (Notes 10, 11, 12, 13)

The Group assesses each cash generating unit annually to determine whether any indication of impairment of the assets comprising the cash generating unit exists.  Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use.  These estimates require the use of assumptions such as long-term commodity prices, discount rates, future capital requirements, political environment, exploration potential and operating performance.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account.  Cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Management has assessed its cash generating units as being individual ore bodies, which is the lowest level for which cash inflows are largely independent of those of other assets.

Capitalized exploration costs (Note 11)

Exploration costs are capitalized by the Group and accumulated in respect of each identifiable area of interest.  These costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area of interest (or alternatively by its sale), or where activities in the area have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active operations are continuing.

Production start date (Notes 10, 11, 12, 13)

The Group assesses the stage of each mine under construction to determine when a mine moves into the production stage being when the mine is substantially complete and ready for its intended use.  The criteria used to assess the start date are determined based on the unique nature of each mine construction project, such as the complexity of a plant and its location.  The Group considers various relevant criteria to assess when the production phase is considered to commence and all related amounts are reclassified from ‘capital assets in progress’ to ‘producing mines’ and ‘property, plant and equipment’.  Some of the criteria used will include, but are not limited to, the following:

•	Level of capital expenditure incurred compared to the original construction cost estimates;

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

•	Completion of a reasonable period of testing of the mine plant and equipment;

•	Ability to produce metal in saleable form (within specifications);

•	Ability to sustain ongoing production of metal.

When a mine development/construction project moves into the production stage, the capitalisation of certain mine development/construction costs ceases and costs are either regarded as forming part of the cost of inventory or expensed, except for costs that qualify for capitalisation relating to mining asset additions or improvements, underground mine development or mineable reserve development.  It is also at this point that depreciation/amortisation commences.

Inventories (Note 16)

Net realisable value tests are performed monthly and represent the estimated future sales price of the product based on prevailing spot metals prices at the reporting date, less estimated costs to complete production and bring the product to sale.

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method.

Stockpile tonnages are verified by periodic surveys.

Asset retirement obligations (Note 18)

The provisions for asset retirement obligations are based on estimated future costs using information available at the balance date.  To the extent the actual costs differ from these estimates, adjustments will be recorded and the statement of comprehensive income/(loss) may be impacted (refer to note 18).

Share-based payment transactions (Note 25)

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  The fair value of options is determined by using the Black-Scholes model.  The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

Contingencies (Note 27)

By their nature, contingencies will only be resolved when one or more uncertain future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

5. Change in accounting policies, new standards and interpretations not applied

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9 Financial Instruments

IFRS 9, Financial Instruments, was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39, Financial Instruments - Recognition and Measurement, for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

fair value through other comprehensive income/(loss). Where such equity instruments are measured at fair value through other comprehensive income/(loss), dividends to the extent not clearly representing a return of investment, are recognized in profit or loss; however, other gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income/(loss) indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income/(loss).

IFRS 9 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 10 Consolidated Financial Statements

For annual periods beginning on January 1, 2013, IFRS 10, Consolidated Financial Statements will replace portions of IAS 27 Consolidated and Separate Financial Statements and interpretation SIC-12 Consolidation — Special Purpose Entities. The new standard requires consolidated financial statements to include all controlled entities under a single control model. The Company will be considered to control an investee when it is exposed, or has rights to variable returns from its involvement with the investee and has the current ability to affect those returns through its power over the investee. As required by this standard, control is reassessed as facts and circumstances change. All facts and circumstances must be considered to make a judgement about whether the Company controls another entity; there are no ‘bright lines’. Additional guidance is given on how to evaluate whether certain relationships give the Company the current ability to affect its returns, including how to consider options and convertible instruments, holding less than a majority of voting rights, how to consider protective rights, and principal-agency relationships (including removal rights), all which may differ from current practice.

IFRS 10 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 11 Joint Arrangements

On January 1, 2013, the Company will be required to adopt IFRS 11, Joint Arrangements, which applies to accounting for interests in joint arrangements where there is joint control. The standard requires the joint arrangements to be classified as either joint operations or joint ventures. The structure of the joint arrangement would no longer be the most significant factor when classifying the joint arrangement as either a joint operation or a joint venture. In addition, the option to account for joint ventures (previously called jointly controlled entities) using proportionate consolidation will be removed and replaced by equity accounting. Due to the adoption of this new section, Venturers will transition the accounting for joint ventures from the proportionate consolidation method to the equity method by aggregating the carrying values of the proportionately consolidated assets and liabilities into a single line item.

IFRS 11 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 12 Disclosure of Interests in Other Entities

On January 1, 2013, the Company will be required to adopt IFRS 12, Disclosure of Involvement with Other Entities, which includes disclosure requirements about subsidiaries, joint ventures, and associates, as well as unconsolidated structured entities and replaces existing disclosure requirements. Due to this new section, the Company will be required to disclose the following: judgements and assumptions made when deciding how to classify involvement with another entity, interests that non-controlling interests have in consolidated entities, and nature of the risks associated with interests in other entities.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

IFRS 12 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 Fair Value Measurement

On January 1, 2013, the Company will be required to adopt IFRS 13, Fair Value Measurement. The new standard will generally converge the IFRS and US GAAP requirements for how to measure fair value and the related disclosures. IFRS 13 establishes a single source of guidance for fair value measurements, when fair value is required or permitted by IFRS. Upon adoption, the Company will provide a single framework for measuring fair value while requiring enhanced disclosures when fair value is applied. In addition, fair value will be defined as the ‘exit price’ and concepts of ‘highest and best use’ and ‘valuation premise’ would be relevant only for non-financial assets and liabilities.

IFRS 13 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 27 Separate Financial Statements

On January 1, 2013, the Company will be required to adopt IAS 27, Separate Financial Statements. As a result of the issue of the new consolidation suite of standards, IAS 27 has been reissued to reflect the change as the consolidation guidance has recently been included in IFRS 10. In addition, IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when the Company prepares separate financial statements. The Company has not yet assessed the impact of the new accounting standard on its separate financial statements.

IAS 28 Investments in Associates and Joint Ventures

On January 1, 2013, the Company will be required to adopt IAS 28, Investments in Associates and Joint Ventures. As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will further provide the accounting guidance for investments in associates and will set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This standard will be applied by the Company when there is joint control, or significant influence over an investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not include control or joint control of those policy decisions. When determined that the Company has an interest in a joint venture, the Company will recognize an investment and will account for it using the equity method in accordance with IAS 28.

IFRS 28 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

6. Significant Accounting Policies

Basis of consolidation

The financial statements consolidate the financial statements of Olympus Pacific Minerals Inc. (the Company) and its subsidiaries (the Group).  All intra-group balances and transactions, including unrealized profits and losses arising from intra-Group transactions, have been eliminated in full.

Foreign currency translation

The consolidated financial statements are presented in United States dollars, which is the parent company’s functional currency and the Group’s presentation currency.  The financial statements of subsidiaries are maintained in their functional currencies and converted to US dollars for consolidation of the Group results.  The functional currency of each entity is determined after consideration of the primary economic environment of the entity.  The monetary assets and liabilities of the Company that

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

are denominated in currencies other than the United States dollar are translated at the rate of exchange at the consolidated balance sheet dates and non-monetary items are translated at historical rates.  Revenues and expenses are translated at the average exchange rate for the year.  Exchange gains and losses arising on translation are included in the consolidated statements of operations and comprehensive loss.

Business combinations

On the acquisition of a subsidiary, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the acquire on the basis of fair value at the date of acquisition.  Those mining rights, mineral reserves and resources that are able to be reliably valued are recognized in the assessment of fair values on acquisition.  Other potential reserves, resources and mineral rights, for which, in the Directors’ opinion, values cannot be reliably determined, are not recognized.  Acquisition costs are expensed.

When the cost of acquisition exceeds the fair values attributable to the Group’s share of the identifiable net assets, the difference is treated as purchased goodwill, which is not amortized but is reviewed for impairment annually or where there is an indication of impairment.  If the fair value attributable to the Group’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the statement of comprehensive income/(loss).

Non-controlling interests represent the portion of profit or loss and net assets in subsidiaries that are not held by the Group and are presented in equity in the consolidated balance sheet, separately from the parent’s shareholders’ equity.

Mineral properties

The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

The Company records its interests in mineral properties and areas of geological interest at cost.  All costs, comprised of cash paid and/or the assigned value of share consideration, relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment.  The capitalized cost of the mineral properties is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if it is determined that the carrying amount is not recoverable and exceeds the recoverable amount.  The net proceeds from the sale of a portion of a mineral project which is sold before that project reaches the production stage will be credited against the cost of the overall project.  The sale of a portion of a mineral project which has reached the production stage will result in a gain or loss recorded in the consolidated statements of operations and comprehensive loss.  Mineral properties are amortized on the basis of units produced in relation to the proven and probable reserves, or measured and indicated resources where the criteria to establish proven and probable reserves have not been met, available on the related project following commencement of commercial production.  The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Asset Retirement Obligations

Asset Retirement Obligations (“ARO”) occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties.  The recorded ARO reflects the expected cost of reclamation, taking into account the probability of particular scenarios.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

The Company recognizes the fair value of an ARO as a liability, in the period of disturbance or acquisition associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets.  The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of that asset.  The value of the ARO is estimated using the risk-adjusted expected cash flow approach discounted at a risk-free interest rate.  Subsequent to the initial measurement, the ARO is adjusted to reflect the passage of time or changes in the estimated future cash flows underlying the obligation.  Changes in the obligation due to the passage of time are recognized in income as an operating expense.  Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

Exploration and evaluation expenditure

Exploration and evaluation expenditure relates to costs incurred on the exploration and evaluation of potential mineral reserves and resources and includes costs such as exploratory drilling and sample testing and the costs of pre-feasibility studies.

The Company defers all exploration and evaluation expenses relating to mineral projects and areas of geological interest, in which it has licenses or a joint venture operating, until the project to which they relate is placed into production, sold or where management has determined impairment.  These costs will be amortized over the proven and probable reserves, or measured and indicated resources where the criteria to establish proven and probable reserves have not been met, available on the related property following commencement of production.

Purchased exploration and evaluation assets are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination.

Initial reconnaissance exploration is expensed as incurred.

An impairment review is performed, either individually or at the cash-generating unit level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts.  To the extent that this occurs, the excess is fully provided against, in the financial year in which this is determined.  Exploration and evaluation assets are reassessed on a regular basis and these costs are carried forward provided that at least one of the conditions outlined above is met.

Deferred development costs

The Company defers all development expenses relating to mineral projects and areas of geological interest, in which it has licenses or a joint venture operating, until the project to which they relate is placed into production, sold or where management has determined impairment.  These costs will be amortized over the proven and probable reserves, or measured and indicated resources where the criteria to establish proven and probable reserves have not been met, available on the related property following commencement of production.

Capital work in progress

Assets in the course of construction are capitalized in the capital work in progress account.  On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment.

The cost of property, plant and equipment comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use.

Costs associated with a start-up period are capitalized where the asset is available for use but incapable of operating at normal levels without a commissioning period.

Capital work in progress is not depreciated.  The net carrying amounts of capital work in progress at each mine property are reviewed for impairment either individually or at the cash-generating unit level and when events and changes in circumstances indicate that these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

Property, plant and equipment

The Company initially records buildings, plant and equipment and infrastructure at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

Buildings, plant and equipment, and infrastructure involved in service, production and support are then amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset.  Where parts of an asset have different useful lives, depreciation is calculated on each separate part.  Each asset or part’s estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments.  Productive lives for these assets range from 3 to 10 years, but the productive lives do not exceed the related estimated mine life based on proven and probable reserves.  Estimates of remaining useful lives and residual values are reviewed annually.  Changes in estimates are accounted for prospectively.

The expected useful lives are as follows:

Buildings Infrastructure Computer hardware and software Plant and equipment	4 to 10 years 3 to 8 years 3 years 3 to 10 years

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment in value.

The net carrying amounts of property, plant and equipment are reviewed for impairment either individually or at the cash generating unit level when events and changes in circumstances indicate that the carrying amounts may not be recoverable.  To the extent that these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

Expenditure on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs.  Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Group, the expenditure is capitalized and the carrying amount of the item replaced derecognized.  Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized.  All other costs are expensed as incurred.

Where an item of property, plant and equipment is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is disclosed as a profit or loss on disposal in the statement of comprehensive income/(loss).

Any items of property, plant or equipment that cease to have future economic benefits are derecognized with any gain or loss included in the statement of comprehensive income/(loss) in the financial year in which the item is derecognized.

Leasing commitments

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at the inception date, including whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset.  A reassessment after inception is only made in specific circumstances.

Assets held under finance leases, where substantially all the risks and rewards of ownership of the asset have passed to the Group, and hire purchase contracts, are capitalized in the balance sheet at the lower of the fair value of the leased property and the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement.  These amounts are determined at the inception of the lease and are depreciated over the shorter of

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

their estimated useful lives or lease term.  The capital elements of future obligations under leases and hire purchase contracts are included as liabilities in the balance sheet.  The interest elements of the lease or hire purchase obligations are charged to the statement of comprehensive income/(loss) over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.

Leases where substantially all the risks and rewards of ownership have not passed to the Group are classified as operating leases.  Rentals payable under operating leases are charged to the statement of comprehensive income/(loss) on a straight-line basis over the lease term.

Impairment of assets

At least annually, the Company reviews and evaluates the carrying value of its non-current assets for impairment.  They are also reviewed for impairment when events or changes in circumstances, such as a decrease in commodity (gold) prices, increase in costs of capital, the achievement of lower than expected resource quantities and grades or the expiration and non-renewal of a key exploration or mining license, indicate that the carrying amounts of related assets or groups of assets might not be recoverable. Such reviews are undertaken on an asset-by-asset basis, except where assets do not generate cash inflows independent of other assets, in which case the review is undertaken at the cash-generating unit level.    Where a cash-generating unit, or group of cash-generating units, has goodwill allocated to it, or includes intangible assets that are either not available for use or that have an indefinite useful life (and which can only be tested as part of a cash-generating unit), an impairment test is performed at least annually or whenever there is an indication that the carrying amounts of such assets may be impaired.

If the carrying amount of an asset exceeds its recoverable amount, defined as the higher of the asset’s value-in-use and its fair value less costs to sell, an impairment loss is recorded in the statement of comprehensive income/(loss) to reflect the asset at the lower amount.  In assessing the value-in-use, the relevant future cash flows expected to arise from the continuing use of such assets and from their disposal are discounted to their present value using a market-determined pre-tax discount rate that reflects current market assessments of the time value of money and asset-specific risks for which the cash flow estimates have not been adjusted.  Fair value less costs to sell is determined as the amount that would be obtained from the sale of the asset in an arm’s-length transaction between knowledgeable and willing parties.  For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued use and eventual disposal of the asset.  In assessing these cash flows and discounting them to present value, assumptions used are those that an independent market participant would consider appropriate.

An impairment loss is reversed in the statement of comprehensive income/(loss) if there is a change in the estimates used to determine the recoverable amount since the prior impairment loss was recognized.  The carrying amount is increased to the recoverable amount, but not beyond the carrying amount, net of depreciation or amortisation that would have arisen if the prior impairment loss had not been recognized.  After such a reversal the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Stripping costs

Stripping costs incurred during the production phase of a mine are accounted for as variable production costs that are included in the costs of the inventory produced during the period that the stripping costs are incurred.

Inventory

Inventory is comprised of ore in stockpiles, operating supplies, gold in circuit, doré bars and gold bullion.  Inventory is recorded at the average cost, determined from the weighted average of the cost of similar items at the beginning of a month and the cost of similar items added during the month. Gold bullion, doré bars and gold in circuit inventory cost includes the laid-down cost of raw materials plus

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

direct labour and an allocation of applicable overhead costs. Gold in circuit inventory represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form.

Ore in stockpiles is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and estimated metallurgical recovery rates (based on the expected processing method). Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overheads, depreciation, depletion and amortization relating to mining operations, and removed at the stockpiles average cost per recoverable unit.

The Company values finished goods (gold bullion and doré bars), ore in stockpiles, and gold in circuit at the lower of cost or net realizable value.

Operating supplies are valued at the lower of cost or net realizable value.  Any provision for obsolescence is determined by reference to specific items of stock.  A regular review is undertaken to determine the extent of any provision for obsolescence.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less.  The Company does not have any overdraft facilities with any bank.

Borrowing costs

Borrowing costs are considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalizes borrowing costs to assets under development or construction while development or construction activities are in progress. Capitalizing borrowing costs ceases when construction of the asset is substantially complete and it is ready for its intended use.

Borrowing costs related to the establishment of a loan facility are capitalized and amortized over the life of the facility.  Other borrowing costs are recognized as an expense in the financial period in which it is incurred.

Financial instruments

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.  The Group determines the classification of its financial assets at initial recognition.

All financial liabilities are initially recognized at their fair value.  Subsequently, all financial liabilities with the exception of derivatives are carried at amortized cost.

The Group considers whether a contract contains an embedded derivative when the Group becomes a party to the contract.  Embedded derivatives are separated from the host contract if it is not measured at fair value through profit and loss and when the economic characteristics and risks are not closely related to the host contract.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method (EIR), less impairment.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.  The EIR amortisation is included in finance income in the statement of comprehensive income/(loss).  The losses arising from impairment are recognized in as finance costs in the statement of comprehensive income/(loss).

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

Fair values

The fair value of quoted financial assets is determined by reference to bid prices at the close of business on the balance sheet date.  Where there is no active market, fair value is determined using valuation techniques.  These include recent arm’s-length market transactions; reference to current market values of other instrument which are substantially the same; discounted cash flow analyses; and pricing models.

Derivative financial instruments are valued using applicable valuation techniques such as those outlined above.

De-recognition of financial assets and liabilities

Financial assets

A financial asset is de-recognized when:

•	The rights to receive cash flows from the asset have expired;

•	The Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass-through’ arrangement; or

•
The Group has transferred its rights to receive cash flows from the asset and either has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its right to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, it continues to recognize the financial asset to the extent of its continuing involvement in the asset.

Financial liabilities

A financial liability is de-recognized when the obligation under the liability is discharged or cancelled or expires.

Gains and losses on de-recognition are recognized within finance income and finance costs respectively.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the statement of comprehensive income/(loss).

Impairment of financial assets

The Group assesses at each balance sheet date whether a financial asset is impaired.

Financial assets carried at amortized costs

If there is objective evidence that an impairment loss on loans and receivables and held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition).  The carrying amount of the asset is reduced and the amount of the loss is recognized in the statement of comprehensive income/(loss).  Objective evidence of impairment of loans and receivables exists if the counter-party is experiencing significant financial difficulty, there is a breach of contract, concessions are granted to the counter-party that would not normally be granted, or it is probable that the counter-party will enter into bankruptcy or a financial reorganisation.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed.  Any subsequent reversal of an impairment loss is recognized in the statement of comprehensive income/(loss), to the extent that the carrying value of the asset does not exceed its amortized cost as the reversal date.

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Derivative financial instruments

The Group has embedded derivative instruments in its debt finance on the Convertible Note and the Gold Loan Notes.

The components of the gold note that exhibit characteristics of a derivative, being those that fluctuate in accordance with gold price movements, are recognized at fair value as a derivative liability at the date of issue. The derivative liability is re-valued at each reporting date with the corresponding unrealized movement in value being reflected in the statement of comprehensive income/(loss).

The convertible notes are denominated in Canadian dollars and US dollars and the associated warrants are denominated in Canadian dollars.  The functional reporting currency of the Company is US dollars.  As the exercise price of the stock underlying the warrants and conversion feature is not denominated in the Company’s functional currency the contractual obligations arising from the warrants and conversion feature do not meet the definition of equity instruments and are considered derivative liabilities.  The warrants are recorded as financial liabilities and are re-valued at each reporting date with any change in valuation being recognized in the statement of comprehensive income/(loss).

Interest bearing loans and borrowings

Loans are recognized at inception at the fair value of proceeds received, net of directly attributable transaction costs.  Subsequently they are measured at amortized cost using the effective interest method.  Finance costs are recognized in the statement of comprehensive income/(loss) using the effective interest method.

Convertible Borrowings

The components of the Convertible Note that exhibit characteristics of a liability are initially recognized at fair value as a liability in the consolidated balance sheets, net of transaction costs and are subsequently accounted for at amortized cost.  The derivative liability components (warrants and conversion features) are fair valued using a binomial option pricing model.  The carrying amount of the warrant and conversion features are re-measured at each reporting date and any movement in value is reflected in the statement of comprehensive income/(loss).

The remainder of the proceeds is allocated to the convertible note debt that is recognized and included in term liabilities, net of broker transaction costs.  Interest on the liability component of the convertible note is recognized as an expense in the statement of comprehensive income/(loss).

Transaction costs are apportioned between the components of the convertible note based on the allocation of proceeds to such components when the instrument is first recognized.

Gold Loan Notes

The equity components (attached warrants) are valued using the Black Scholes option pricing model after taking account of relevant inputs.

The remainder of the proceeds is allocated to the gold note debt that is recognized and included in term liabilities, net of an allocated portion of broker transaction costs, and is accreted to face value over the life of the debt on an effective yield basis.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

Interest on the liability component of the gold note is recognized as an expense in the statement of comprehensive income/(loss).

Transaction costs are apportioned between the liability, equity and derivative components of the gold note based on the allocation of proceeds to the liability, equity and derivative components when the instrument is first recognized.

Employee entitlements

Provisions are recognized for short-term employee entitlements, on an undiscounted basis, for services rendered by employees that remain unpaid at the balance sheet date.

Other provisions

Provisions are recognized when the Group has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation.  Where the effect is material, the provision is discounted to net present value using an appropriate current market-based pre-tax discount rate and the unwinding of the discount is included in finance costs in the statement of comprehensive income/(loss).

Taxation

Current tax

Current tax for each taxable entity in the Group is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect of previous periods.

Deferred tax

Deferred tax is recognized using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below:

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•
Where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss: and

•
In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax assets and unused tax losses can be utilised, except:

•
Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

all or part of the deferred income tax asset to be utilised.  To the extent that an asset not previously recognized fulfils the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realised or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax.

Ordinary share capital

Ordinary shares issued by the Company are recorded at the net proceeds received, which is the fair value of the consideration received less costs that are incurred in connection with the share issue.

Stock-based cash settled transactions

The transactions involving the issuance of vested and vesting warrants associated with the 2010 convertible note issue and the warrants to the agent under the offering are measured initially at fair value at the grant date using a binomial model, taking into account the terms and conditions upon which the instruments were granted.  The contractual life of each warrant is four years.

Stock-based compensation

The Group makes share-based awards to certain directors, officers, employees and consultants.

Equity-settled awards

For equity-settled awards, the fair value is charged to the statement of comprehensive income/(loss) and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest (taking into account the achievement of non-market-based performance conditions).  The fair value of the equity-settled awards is determined at the date of the grant.  In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company (market conditions).  The fair value is determined using a Black Scholes option pricing model.  At each balance sheet date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions).  The movement in cumulative expense is recognized in the statement of comprehensive income/(loss) with a corresponding entry within equity.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period.  In addition, an expense is recognized for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification, over the remainder of the new vesting period.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately.  Any compensation paid up to the fair value of the award at the cancellation or settlement date is deducted from equity, with any excess over fair value being treated as an expense in the statement of comprehensive income/(loss).  However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the new award is treated as if it is a modification of the original award, as described in the previous paragraph.

Cash-settled awards

For cash-settled awards, the fair value is recalculated at each balance date until the awards are settled based on the estimated number of awards that are expected to vest, adjusting for market and

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

non-market based performance conditions.  During the vesting period, a liability is recognized representing the portion of the vesting period that has expired at the balance sheet date multiplied by the fair value of the awards at that date.  After vesting, the full fair value of the unsettled awards at each balance date is recognized as a liability.  Movements in the liability are recognized in the statement of comprehensive income/(loss).

Revenue recognition

Revenue is recognized to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.  Revenue is measured at the fair value of the consideration received.  Sales, export taxes or duty are recorded as part of cost of sale.

Revenue from the sale of gold and by-products, such as silver, are recognized when: (i) the significant risks and rewards of ownership have been transferred; (ii) reasonable assurance exists regarding the measurement of the consideration that will be derived from the sales of goods, and the extent to which goods may be returned; and (iii) ultimate collection is reasonably assured. The risks and rewards of ownership for the gold and silver reside with the Company until the point that gold and silver are confirmed as sold to the end consumer.  Gold is sold on the spot market in US dollars whereas silver is sold at the silver fixing price of the London Bullion Market in US dollars.

Refining and transport charges are classified as part of cost of sales and revenues from by-products are netted against cost of sales.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

7. Segment Analysis

For management purposes, the group is organised into one business segment and has two reportable segments based on geographic area as follows:

•	The Company’s Vietnamese operations produce ore in stockpiles, gold in circuit, doré bars and gold bullion through its Bong Mieu and Phuoc Son subsidiaries;
•	The Company’s Malaysian operations are engaged in the exploration for, and evaluation of, gold properties within the country.

Management monitors the operating results of its reportable segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss, as well as mine development, and is measured consistently with operating profit or loss in the consolidated financial statements. However, group financing (including finance costs and finance income) and income taxes are managed on a group basis and are not allocated to operating segments.

	Property, plant and equipment	Deferred exploration expenditure	Deferred development expenditure	Mine properties	Other non- current assets	Total non- current assets	Current assets	Liabilities

At June 30, 2011
Vietnam	$38,761,661	$8,688,088	$22,658,973	$6,878,498	$222,626	$77,209,846	$15,672,981	$6,406,744
Malaysia	78,862	4,656,166	-	31,276,437	-	36,011,464	189,216	6,667,079
Other	50,419	124,984	-	550,000	-	725,403	12,967,569	61,288,001
Total	$38,890,942	$13,469,238	$22,658,973	$38,704,934	$222,626	$113,946,713	$28,829,766	$74,361,824

At December 31, 2010
Vietnam	$30,528,865	$8,394,147	$21,064,312	$7,371,340	$1,361,327	$68,719,991	$16,994,721	$9,125,471
Malaysia	51,484	2,267,175	-	31,276,437	-	33,595,096	185,331	6,619,248
Other	69,328	-	-	550,000	-	619,328	3,077,938	42,220,092
Total	$30,649,677	$10,661,322	$21,064,312	$39,197,777	$1,361,327	$102,934,415	$20,257,990	$57,964,811

At January 1, 2010
Vietnam	9,421,704	7,464,937	17,584,116	7,203,352	-	41,674,109	6,642,507	3,193,285
Other	9,034	-	-	-	-	9,034	5,698,618	2,516,900
Total	$9,430,738	$7,464,937	$17,584,116	$7,203,352	$-	$41,683,143	$12,341,125	$5,710,185

	For the Period Ended June 30, 2011		For the Period Ended June 30, 2010

	Revenue	Income/(loss) and comprehensive income/(loss)	Revenue	Income/(loss) and comprehensive income/(loss)

Vietnam	$6,749,680	$(257,502)	$18,531,762	$4,624,349
Malaysia	-	(39,090)		165,631
Other	-	(496,122)		(5,347,478)
Total	$6,749,680	$(792,714)	$18,531,762	$(557,498)

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated
8. Earnings Per Share

	June 30, 2011	June 30, 2010
Earnings for the period	$(792,714)		$(557,498)
Weighted average number of common shares outstanding	373,422,295		316,600,801
Basic earnings per share	$(0.002)	$	(0.002)
Dilutive effect of stock options outstanding and convertible notes	31,870,731		37,619,788
Diluted earnings per share	$(0.002)		$(0.002)

Basic earnings per share is calculated by dividing the net profit for the period attributable to the equity holders of the Parent Company by the weighted average number of common shares outstanding for the period.

Diluted earnings per share is based on basic earnings per share adjusted for the potential dilution if share options and warrants are exercised and the convertible borrowings are converted into common shares.

9. Business combinations

The Group has not made any business combinations in the six month period ended June 30, 2011.

Prior year business combinations

Amalgamation with Zedex

The Company has accounted for the amalgamation between the Company via Olympus Pacific Minerals NZ (“Olympus NZ”), a wholly owned subsidiary of Olympus Pacific Minerals Inc, and registered in New Zealand, and Zedex Minerals Limited (“Zedex”), also registered in New Zealand, as an acquisition with the Company being identified as the acquirer, and recorded it as a business combination.

Under the terms of the transaction the two companies amalgamated and management of the Company took control of the assets and liabilities from January 12, 2010.  Total consideration for the amalgamation amounted to US$15,206,478 and was paid to Zedex shareholders by way of redistribution of the 65,551,043 Olympus shares that Zedex already held along with the issuance of a further 54,226,405 new Olympus shares.  In addition, stock options were issued in Olympus to compensate for the cancellation of Zedex options.  The fair value of this exchange of options was determined using a Black-Scholes calculation to equal $446,701, which is included in the total consideration of $15,206,478. Further as a result of the exchange of Zedex options for Olympus options an additional amount of $66,591 has been immediately expensed in stock-based compensation expense.

Zedex had the right under an agreement it acquired in January 2006 to a 2 percent gross production royalty on Bong Mieu sales, less incremental costs.  Under the agreement, Ivanhoe Mines Limited assigned to Zedex all its rights, title to and interest in the debt, gross production royalties and royalty agreement.  The royalty was calculated as 2 percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.  The amalgamation results in this royalty agreement being dissolved releasing Olympus from any future obligation in this regard.

All costs associated with the amalgamation have been expensed when incurred, these being recorded in corporate and administrative expenses in the statement of comprehensive income/(loss).

The purchase consideration was settled by way of share issue. The shares were not issued until January 25, 2010.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

The purchase consideration was allocated as follows:
$
Current assets
Cash	45,643
Accounts receivable and prepaid expenses	158,997
Non-current assets
Property, plant and equipment	86,759
Mineral properties	33,159,770
Current liabilities
Accounts payable and accrued liabilities	(1,626,168)
Non-current liabilities
Deferred tax liability	(6,707,733)
25,117,267
Other elements of consideration
Amounts attributable to non-controlling interests	(9,910,790)
Total Consideration	15,206,478

Increase in investment in North Borneo Gold

On September 30, 2010 the Company entered into an agreement, as amended on May 20, 2011, to acquire up to a 93.55% interest in North Borneo Gold Sdn Bhd by July 2013, subject to payments to be made in several tranches.

The Company has accounted for the increased interest in North Borneo Gold Sdn Bhd as an equity transaction and has recorded in other reserves the premium paid on the purchase on a pro rata basis of the fair value of the non-controlling interest initially recognized on acquisition.

The transactions can be summarized as follows:

			North Borneo	Company's
	Purchase	Purchase	Gold Sdn Bhd	Effective
	Price	Date	Class A Shares	Holding
Tranche 1	$7,500,000	9/30/2010	31,250	62.55%
Tranche 2	$7,500,000	10/30/2010	31,250	75.05%
Tranche 3a	$6,000,000	5/20/2011	13,700	80.53%
Tranche 3b	$3,000,000	1/20/2012	6,800	83.25%
Tranche 3c	$2,000,000	4/20/2012	4,500	85.05%
Tranche 4a	$3,000,000	12/14/2012	7,000	87.85%
Tranche 4b	$6,000,000	7/15/2013	14,250	93.55%
			108,750	93.55%

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

The agreement includes a condition subsequent that must be met before the Tranche 3c payment is required to be settled.  The condition subsequent requires the vendor to obtain:

a)
All renewals or grants (as applicable) of mining licences and mining certificates relating to the Jugan deposit (including, without limitation, the renewal of mining certificate MD 1D/1/1987 relating to the Jugan, Sirenggok and Jambusan areas) on terms acceptable to the Purchaser in all respects; and

b)
All ministerial, Governor and other regulatory approvals to ensure that the mining licences and certificates referred to at (a) above are valid and effective in all respects in accordance with applicable laws and regulations

Conditions to be met before settlement of each tranche are as follows:

Tranche 1	- has no conditions;

Tranche 2	- amendment of the Joint Venture agreement to deal with a number of operational and governance matters. This condition was met on October 30, 2010 and settlement of Tranche 2 occurred on that date;

Tranche 3
- if the condition subsequent noted above has been met by March 31, 2012 settlement of the Tranche 3c payment occurs.  If the condition subsequent has not been met then the shares transfer to the purchaser at no additional cost.

On completion of Tranche 3c the right of the vendor to appoint a director to the board of North Borneo Gold Sdn Bhd ceases;

Tranche 4	- has no conditions.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

10. Property, Plant and Equipment

	At June 30, 2011
	Land & buildings	Plant & equipment	Infrastructure	Capital assets in progress	Total
At December 31, 2010, net of accumulated depreciation	$184,756	$6,896,788	$1,830,156	$21,737,979	30,649,679
Additions	15,824	1,077,851	-	9,034,226	10,127,901
Disposals	-	(26,752)	-	-	(26,752)
Reclassifications	1,072,356	11,057,683	298,338	(12,428,377)	-
Depreciation	(52,053)	(1,426,178)	(384,157)	-	(1,862,388)
Translation adjustments	-	2,502	-	-	2,502
At June 30, 2011, net of accumulated depreciation	$1,220,883	$17,581,894	$1,744,337	$18,343,828	38,890,942

At June 30, 2011:
Cost	$2,190,995	$26,279,510	$5,031,251	$18,343,828	51,845,584
Accumulated depreciation	970,112	8,697,616	3,286,914	-	12,954,642
Net carrying amount	$1,220,883	$17,581,894	$1,744,337	$18,343,828	38,890,942

	At December 31, 2010
	Land & buildings	Plant & equipment	Infrastructure	Capital assets in progress	Total
At January 1, 2010, net of accumulated depreciation	$331,492	$5,508,753	$2,590,631	$999,861	$9,430,738
Additions	28,508	3,357,973	32,294	21,517,084	24,935,858
Disposals	-	(15,606)	-	-	(15,606)
Reclassifications	33,310	467,566	278,090	(778,966)	-
Depreciation	(208,555)	(2,424,654)	(1,070,859)	-	(3,704,069)
Translation adjustments	-	2,757	-	-	2,757
At December 31, 2010, net of accumulated depreciation	$184,755	$6,896,788	$1,830,155	$21,737,979	$30,649,677
At December 31, 2010:
Cost	$1,102,815	$14,236,823	$4,732,912	$21,737,979	$41,810,529
Accumulated depreciation	918,060	7,340,035	2,902,757	-	11,160,852
Net carrying amount	$184,755	$6,896,788	$1,830,155	$21,737,979	$30,649,677

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

The carrying value of plant and equipment held under finance leases at June 30, 2011 is $849,071 (December 31, 2010: $971,195).

Included in capital assets in progress at 30 June 2011 was an amount of US$4.9 million (December 31, 2010: US$3.01 million) for interest and borrowing costs capitalized for the Phuoc Son plant which was under construction and placed into commercial production on July 1, 2011.

11. Deferred Exploration Expenditure

	Bong
	Mieu Gold	Phuoc	North	Binh Dinh	Kadabra
	Mining	Son Gold	Borneo	NZ	Mining
US$	Company	Company	Gold	GoldCo	Corp	Total
Cost as at January 1, 2010	3,333,369	4,363,485	-	-		7,696,854
Additions	402,038	479,582	2,267,175	535,828		3,684,622
Cost as at December 31, 2010	3,735,407	4,843,067	2,267,175	535,828	-	11,381,476
Additions	129,327	129,009	2,291,713	171,139	124,985	2,846,173
Translation adjustments	-	-	97,278	-	-	97,278
Cost as at June 30, 2011	3,864,734	4,972,076	4,656,166	706,967	124,985	14,324,927

	Bong
	Mieu Gold	Phuoc	North	Binh Dinh	Kadabra
	Mining	Son Gold	Borneo	NZ Gold	Mining
US$	Company	Company	Gold	Company	Corp	Total
Accumulated amortization as at
January 1, 2010	(117,316)	(107,054)	-	-		(224,370)
Additions	(29,701)	(466,085)	-	-		(495,786)
Accumulated amortization as at
December 31, 2010	(147,017)	(573,139)	-	-		(720,156)
Additions	(13,369)	(122,164)	-	-		(135,533)
Accumulated amortization as at
June 30, 2011	(160,386)	(695,303)	-	-		(855,689)
Net book value as at December 31,
2010	3,588,389	4,269,929	2,267,175	535,828		10,661,320
Net book value as at June 30,
2011	3,704,348	4,276,773	4,656,166	706,967	124,985	13,469,238
Accumulated amortization relates to the Bong Mieu central mine which commenced commercial production on October 1, 2006, the Bong Mieu underground mine which commenced production on April 1, 2009 and the Phuoc Son mine which commenced commercial production on October 1, 2009.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated
12. Deferred Development Expenditure
US$	Bong Mieu Gold Mining Company	Phuoc Son Gold Company	Total
Cost as at January 1, 2010	7,826,662	11,106,178	18,932,839
Additions	4,284,323	3,633,441	7,917,764
Cost as at December 31, 2010	12,110,985	14,739,619	26,850,604
Additions	2,075,680	1,428,883	3,504,563
Cost as at June 30, 2011	14,186,665	16,168,502	30,355,167

Accumulated amortization as at January 1, 2010	(306,467)	(1,042,256)	(1,348,723)
Additions	(2,100,383)	(2,337,185)	(4,437,568)
Accumulated amortization as at December 31, 2010	(2,406,850)	(3,379,441)	(5,786,291)
Additions	(727,043)	(1,182,860)	(1,909,903)
Accumulated amortization as at June 30, 2011	(3,133,893)	(4,562,301)	(7,696,194)

Net book value as at December 31, 2010	9,704,134	11,360,178	21,064,312
Net book value as at June 30, 2011	11,052,771	11,606,202	22,658,973

13. Mine Properties

US$	Bong Mieu Gold Mining Company	Phuoc Son Gold Company	North Borneo Gold	Binh Dinh NZ Gold o	GR Enmore	Total
Cost as at January 1, 2010	3,220,670	4,995,064	-	-	-	8,215,734
Additions	-	-	31,276,437	1,333,333	550,000	33,159,770
Cost as at June 30, 2011 and December 31, 2010	3,220,670	4,995,064	31,276,437	1,333,333	550,000	41,375,504

Accumulated amortization as at January 1, 2010	(654,693)	(355,000)	-	-	-	(1,009,693)
Additions	(289,534)	(878,500)	-	-	-	(1,168,034)
Accumulated amortization as at December 31, 2010	(944,227)	(1,233,500)	-	-	-	(2,177,727)
Additions	(267,760)	(225,083)	-	-	-	(492,843)
Accumulated amortization as at June 30, 2011	(1,211,987)	(1,458,583)	-	-	-	(2,670,570)
Net book value as at December 31, 2010	2,276,443	3,761,564	31,276,437	1,333,333	550,000	39,197,777
Net book value as at June 30, 2011	2,008,683	3,536,481	31,276,437	1,333,333	550,000	38,704,934

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

Bong Mieu Gold Property
The Company holds an 80 percent interest in the Bong Mieu Gold Project and holds mining and investment licenses covering thirty square kilometres within the Bong Mieu gold property area. The investment license covers three deposits: Bong Mieu Central Gold mine (an open pit), Bong Mieu Underground (an underground deposit) and Bong Mieu East (a potentially open-pit deposit). In 1997, the Company's subsidiary, Formwell Holdings Limited ("FHL"), entered into a joint venture with The Mineral Development Company Limited ("Mideco") and with Mien Trung Industrial Company ("Minco"), a mining company then controlled by the local provincial government to form the Bong Mieu Gold Mining Company ("BMGC").  The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, and commercial gold production commenced in the fourth quarter of 2006.  The Company placed the Bong Mieu Underground project into production effective April 1, 2009 on substantial completion of the plant installation which enabled commercial production of  Bong Mieu Underground to commence.  The Company pays the Vietnam Government a royalty equal to three percent of the sales value of gold production in Vietnam from the Bong Mieu Gold Project.

Phuoc Son Gold Property
The Company holds an 85 percent interest in the Phuoc Son Gold Project with a focus of exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province. In 2003, the Company's subsidiary, New Vietnam Mining Company ("NVMC"), entered into a joint venture with Minco, a mining company then controlled by the local provincial government, to form the Phuoc Son Gold Company ("PSGC"). PSGC has an investment license on the Phuoc Son property. NVMC's initial interest in PSGC is 85 percent and Minco has a 15 percent interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties.   If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

The Phuoc Son Gold Property was put into commercial production in the fourth quarter of 2009.

Ore mined from Phuoc Son was trucked to the Bong Mieu processing facility under a trucking permit until December 31, 2010. The permit was renewed effective March 15, 2011, however, management decided not to utilize the permit opting instead to stock pile ore for treatment in the new processing plant.

The Company pays the Vietnam Government a royalty equal to fifteen percent of the sales value of gold production in Vietnam from the Phuoc Son Gold Project.

North Borneo Gold Property
During the third and fourth quarters of 2010, the Company purchased an additional combined 25 percent interest in North Borneo Gold Sdn Bhd and in May 2011, the Company acquired an additional 5.48%, taking its effective interest in the Bau Gold Project to 80.53%. The remaining interest is held by the Malaysian mining group, Gladioli Enterprises Sdn Bhd. Pursuant to the Bau Agreement, Olympus is the project operator.

The Bau Gold Project comprises consolidated mining and exploration tenements within the historic Bau Goldfield, in Sarawak, East Malaysia.

The Company has agreed to acquire a further 13.02 percent from the local Malaysian joint venture partner in three remaining tranches, with final completion in July 2013 which will bring the Company’s effective interest to 93.55%.  As a condition of settlement of Tranche 2, the Joint Venture agreement has been revised. The revisions deal with a number of operational and governance matters.  Further information about the acquisition can be found in note 9.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

Binh Dinh NZ Gold Property
The Company holds a 75 percent development interest in the Tien Thuan Gold Project in Binh Dinh Province, Central Vietnam.

The Tien Thuan Gold Project lies some 50 km west of the port city of Quy Nhon in Binh Dinh Province.

The Binh Dinh Provincial Government has granted an Investment Certificate to the Olympus subsidiary, Binh Dinh New Zealand Gold Company (“BNG”). Pursuant to the Investment Certificate, Olympus may earn 75 percent equity in the Tien Thuan Project, by funding exploration through to completion of a bankable feasibility study (such funding to be repayable from future profits). Upon reaching a “decision to mine”, project development will be jointly funded on a pro-rata basis.

GR Enmore Pty Limited
The Company holds a 100 percent interest in the Enmore Gold Project in north western New South Wales, Australia through two exploration licenses covering 290km2 and is earning an 80 percent interest in two exploration licenses covering 35 km2.

Capcapo
On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the “MOA”) was signed with Abra Mining and Industrial Corporation (“AMIC”) and Jabel Corporation (“Jabel”) which allows the Grantee (defined as “Olympus Pacific Minerals Inc. and a Philippine national”) to acquire an option to earn a 60 percent interest, subject to Philippines foreign ownership laws, in the Capcapo Property upon completing a specified level of expenditures on the Capcapo Property.  All previously capitalized costs in relation to this project were written-off in 2008.

14. Cash and Cash Equivalents

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made at call and for less than one month, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. The fair value of cash and short-term deposits at June 30, 2011 and at December 31, 2010 approximates carrying value.
The Group only deposits cash surpluses with major banks of high quality credit standing

Cash and cash equivalents comprise the following at June 30, 2011 and December 31, 2010

	June 30, 2011	December 31, 2010
Cash at banks and on hand	$11,312,944	$4,105,325
Short-term deposits	181,319	-
Total	$11,494,263	$4,105,325

15. Trade and Other Receivables

	June 30, 2011	December 31, 2010
Trade receivables	$-	$1,628,255
Vietnam value-added tax	1,160,898	5,613,964
Deposits	641,766	620,679
Other receivables	287,660	126,838
Total	$2,090,324	$7,989,736

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

16. Inventories

	June 30, 2011	December 31, 2010
Doré bars and gold bullion	$4,656,746	$2,153,029
Ore in stockpiles	3,406,367	714,021
Gold in circuit	809,995	94,924
Mine operating supplies	4,169,429	3,727,026
Total	$13,042,537	$6,689,000

17. Other Financial Assets

	June 30, 2011	December 31, 2010
Prepaid expenses	$2,202,642	$1,473,929

Prepayments are entered into in the ordinary course of business and are generally utilized within a twelve month period.

18. Provisions

	Asset Retirement	Employee	Other	Total
	Obligation	Entitlements

At January 1, 2010	$974,726	$128,756	$135,833	$1,239,315
Arising during the year	574,666	173,616	571,058	1,319,339
Write back of unused provisions	-	-	-	-
Disposals	-	-	-	-
Accretion	90,334	-	-	90,334
Utilization	(29,049)	(208,665)	(324,369)	(562,083)
At December 31, 2010	1,610,677	93,707	382,522	2,086,906
Arising during the six months	53,357	110,093	226,361	389,811
Write back of unused provisions	-		(95,106)	(95,106)
Disposals	-			-
Accretion	38,931			38,931
Utilization	(150,411)	(106,288)	(284,687)	(541,386)
At June 30, 2011	$1,552,554	$97,512	$229,090	$1,879,156

Comprising:
Current 2011	376,461	97,512	229,090	703,063
Non-current 2011	1,176,093			1,176,093
	$1,552,554	$97,512	$229,090	$1,879,156

Comprising:
Current 2010	491,345	93,707	382,522	967,574
Non-current 2010	1,119,332			1,119,332
	$1,610,677	$93,707	$382,522	$2,086,906

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

Asset Retirement Obligations

In accordance with Vietnamese and Malaysian law, land must be restored to its original condition. The Group recognized $1,714,381 in provisions for this purpose. Because of the long-term nature of the liability, the biggest uncertainty in estimating the provision relates to the costs that will be incurred. The provisions for asset retirement obligations are based on estimated future costs using information available at the balance sheet date. The provision has been calculated using a discount rate of 6.9%. The rehabilitation is expected to occur progressively over the next 5 years. To the extent the actual costs differ from these estimates, adjustments will be recorded and the statement of comprehensive income/(loss) may be impacted.

Employee Entitlements

Employee entitlements includes the value of excess leave entitlements allocated over the leave taken by the employees of the Group.  These amounts are expected to be utilised as the employees either take their accrued leave or receive equivalent benefits upon ceasing employment. Employee entitlements also include provisions for short-term incentive plan benefits.

Other

Other provisions mainly represents a provision for audit fees that relate to the period but for which the services are generally performed in a future period.

19. Derivative Financial Liabilities
	June 30, 2011	December 31, 2010
Gold loan - gold price movements derivative	4,685,000	4,497,000
Gold loan vested warrants - conversion option	858,163	1,806,149
Convertible notes - conversion option	9,907,801	7,837,083
Convertible notes vested warrants - conversion option	7,901,342	4,059,984
Total	$23,352,306	$18,200,215

Convertible Notes (Unsecured)
Some of the convertible notes outstanding are denominated in Canadian dollars while others are denominated in US dollars and the associated warrants are denominated in Canadian dollars.  The functional reporting currency of the Company is US dollars.  As the exercise price of the stock underlying the warrants and conversion feature of the convertible notes denominated in Canadian dollars is not denominated in the Company’s functional currency, the contractual obligations arising from the warrants and conversion feature meet the definition of derivatives under IFRS. They are re-valued at each reporting date using the Black-Scholes model for the warrants and a binomial option pricing model for the conversion option, with any change in valuation being recognized in the statement of comprehensive income/(loss).

8% Redeemable Promissory Notes (Gold Loan)

The gold loan was issued in US$10,000 units, bears interest at 8 percent per annum and is payable semi-annually in arrears. The Gold Loan initially obligates the Company to deliver (subject to adjustment) an aggregate of approximately 24,400 ounces of gold (at US$900 per ounce). The Gold Loan matures on May 31, 2013, and requires various quantities of gold to be delivered at regular six monthly intervals leading up to the maturity date.  The amount of gold that must be delivered is established by reference to a Gold Price Participation Arrangement (“GPPA”). Under certain conditions, the GPPA allows the Company to proportionally reduce the quantity of gold it has to deposit in trust. For gold prices between US$900 and US$1,200 per ounce, payment volumes are altered so that the Company’s US dollar repayment obligation to repay the loans will not be affected by any changes in gold prices.  However, volumes of gold payments are frozen if the price of gold falls below US$900 (the Company being protected from having to deliver more gold) or exceeds US$1,200 per ounce (the Company then being forced to give away a capped volume and thus value to the note

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated
holders) so in option terms the Company has a written put when gold prices are below US$900 per ounce and written call option when they are above US$1,200 per ounce.

The call option and put option features of the Gold Loan are re-valued at each reporting date using the Black 76 variant of the Black-Scholes option pricing model, with each gold deposit date (May 31 and November 30 each year) valued as a separate option in accordance with the criteria noted above.

The call option component of the gold note, a derivative liability of the Company, has a value of US$4,711,000 at June 30, 2011 (US$4,846,000 as at December 31, 2010). Inputs used when valuing the call option components of the Gold Loan are:

	June 30, 2011	December 31, 2010
Gold futures prices	US$1,504 per ounce to US$1,526 per	US$1,425 per ounce to US$1,468 per
Exercise price (call options)	US$1,200 per ounce	US$1,200 per ounce
Term to maturity	0.42 to 1.92 years	0.42 to 2.42 years
Annualized volatility	20%	18% to 24%
Risk free rate	0.2% to 0.8%	0.2% to 0.8%

The put option component of the gold note, a derivative asset of the Company, has a value of US$26,000 at June 30, 2011 (US$349,000 as at December 31, 2010). Inputs used when valuing the put option components of the Gold Loan are:

	June 30, 2011	December 31, 2010
Gold futures prices	US$1,504 per ounce to US$1,526 per	US$1,425 per ounce to US$1,468 per
Exercise price (put options)	US$900 per ounce	US$900 per ounce
Term to maturity	0.42 to 1.92 years	0.42 to 2.42 years
Annualized volatility	20%	27% to 31%
Risk free rate	0.2% to 0.8%	0.2% to 0.8%

 The common stock purchase warrants offered with the Gold Loan are exercisable for a number of shares of common stock in the Company equal to 20% of the stated or deemed principal amount of the issued notes divided by CAD $0.60.  Each warrant entitles the holder to purchase 3,470 shares of common stock. The warrants are fully vested, are exercisable in whole or in part at CAD $0.60 per share. As the exercise price of the stock underlying the gold loan warrants is not denominated in the Company’s functional currency, the warrants meet the definition of derivatives and are recorded as derivative liabilities under IFRS, and are revalued at each reporting date, with any change in valuation being recognized in the statement of comprehensive income/(loss).

20. Interest Bearing Loans and Borrowings

	June 30, 2011	December 31, 2010
Gold loan	$14,061,089	$15,408,880
Current portion	7,672,800	6,429,600
Non-current portion	6,388,289	8,979,280
Total	$14,061,089	$15,408,880

8% Redeemable Promissory Notes (Gold Loan)
On June 21, 2010 the Company announced that it had consummated a private placement memorandum consisting of (i) a senior secured redeemable gold delivery promissory note (“Gold

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated
Loan”) and (ii) common stock purchase warrants.  The Gold Loan is secured by certain assets of the Company and Formwell Holdings Limited and New Vietnam Mining Corporation (“Guarantors”).

As at June 30, 2011, the Gold Loan has a face value of US$16,920,000 (December 31, 2010: $19,440,000). The Gold Loan has an original face value of US$21,960,000, the difference to the original face value being payments of principal of US$5,040,000. It was issued in US$10,000 units, bears interest at 8% per annum and is payable semi-annually in arrears.

The Gold Loan initially obligates the Company to deliver gold as settlement of the loan’s principal, subject to the adjustment feature described in note 19.

The common stock purchase warrants offered with the Gold Loan are exercisable for a number of shares of common stock in the Company equal to 20% of the stated or deemed principal amount of the issued notes divided by CAD $0.60.  Each warrant entitles the holder to purchase 3,470 shares of common stock. The warrants are fully vested, are exercisable in whole or in part at CAD $0.60 per share, and have been accounted for as derivative liabilities.

A one-off provision for the early redemption of the Gold Loan on November 30, 2011 exists. If exercised, the Company on this redemption date will be required to pay all accrued but unpaid interest on the outstanding stated or deemed principal amount of the Gold Loan and an additional amount, in one lump sum that is equal to 12% of the outstanding stated or deemed principal amount of the Gold Loan.

On the date of issuance, the value of the Gold Loan, net of transaction costs, was determined as $18.189 million.

As part of this offering, the Company issued broker warrants which were valued at $0.252 million and have been recorded as part of the transaction cost.

Gold delivered as repayment of the loan is accounted for as a disposal of a current asset, for which a gain or loss is recorded as other income/(loss) in the consolidated statement of comprehensive income/(loss). The gain or loss represents the difference between the value of the note settled by way of gold and the cost of production of inventory used to settle that portion of the loan.

The Gold Loan Notes require the Company to meet certain covenants, all of which had been met as at June 30, 2011, including the following:

•	Affirmative and negative covenants, anti-dilution provision and other provisions that are customary for transactions of this nature.

The Company must obtain the approval of the Holders of the Gold Loan for:

•
Any indebtedness incurred twelve months after the closing date (except in relation to deferred price payments associated with North Borneo Gold Sdn Bhd) or in excess of CAD $75 million at any time during the period that the Gold Loan is outstanding that is outside the ordinary course of business;

•
Lending money to any person in excess of CAD $2 million other than investments in selected governments, and financial institutions with a combined capital and surplus in excess of $200 million,  accounts receivable in the normal course of business, and any transactions with guarantors, noted in the Intercompany Subordination Agreement that was signed as part of the Gold Loan arrangement, and

•	Incurring capital expenditures of CAD $100 million or more in any one year.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

21. Convertible Borrowings

	June 30, 2011	December 31, 2010
Convertible notes	$22,292,135	$6,826,376
Current portion	837,281	390,243
Non-current portion	21,454,854	6,436,133
Total	$22,292,135	$6,826,376

				At June 30, 2011
Convertible Notes	Issued	Maturity	Interest Rate	Number of Units	Face Value	Face Value	Effective Interest Rate	Conversion Rate per Unit	Total Shares on Conversion
					CAD	USD
9% CAD Notes (1)	26-Mar-10	26-Mar-14	9%	12,819,942	10,768,751		32.6%	0.42	25,639,883
8% CAD Notes (2)	29-Apr-11	29-Apr-15	8%	150	15,000,000		29.1%	0.50	30,000,000
8% USD Notes (3)	6-May-11	6-May-15	8%	14,600,000		14,600,000	34.1%	0.51	28,627,451

(1) The 9% CAD Notes also have two separate common stock warrants. A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.50 each and a Vesting warrant that is exercisable, subject to vesting upon early redeption of the Convertible Notes, for two common shares at an exercise price of CAD$0.42 per warrant share.

(2) The 8% CAD Notes also have two separate common stock warrants. A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.55 each and a Vesting warrant that is exercisable, subject to vesting upon early redeption of the Convertible Notes, for two common shares at an exercise price of CAD$0.50 per warrant share.

(3) The 8% USD Notes also have two separate common stock warrants. A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.55 each and a Vesting warrant that is exercisable, subject to vesting upon early redeption of the Convertible Notes, for two common shares at an exercise price of CAD$0.50 per warrant share.

22. Trade and Other Payables

	June 30, 2011	December 31, 2010
Current:
Trade payables	$3,180,724	$809,712
Accruals and other payables	2,399,766	7,223,471
	$5,580,490	$8,033,183

23. Other Financial Liabilities

The Company has capital leases for projects related to the Bong Mieu and Phuoc Son properties.

	June 30, 2011	December 31, 2010
Total minimum lease payment	$646,043	$818,946
Less: current portion	(646,043)	(818,946)
	$-	$-

As all lease payments will be settled within one year the present value of the lease payments approximates their book value.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated
24. Capital and Reserves

a) Common Shares

The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share.

The following table shows movements in the capital stock of the Company for the six month period ended June 30, 2011 and the year ended December 31, 2010.

	Number of Shares	Amount $
Common shares, January 1, 2010	268,458,779	$ 97,318,003
Common shares issued (2) Common shares issued (3) Exercise of options Common shares issued (4) Conversion of Notes Share issue costs (4)	54,226,405 951,703 1,181,150 37,000,000 3,692,760 -	$14,759,776 293,526 717,201 16,291,697 1,267,210 (743,557)
Common shares, December 31, 2010	365,510,797	$129,903,856
	Number of Shares	Amount $
Common shares, December 31, 2010	365,510,797	$129,903,856

Common shares issued (1) Exercise of options Exercise of warrants Conversion of Notes Share issue costs (1)	14,000,000 3,334 9,921 1,141,631 -	$5,787,600 2,148 18,068 413,801 (289,380)
Common shares, June 30, 2011	380,665,683	$135,836,093

(1)
In March 2011 the Company completed a non-brokered private placement of 14,000,000 shares at a price of A$0.40 per share, for gross proceeds of $5,787,600 and net proceeds of $5,498,220.  Agents for the private placement were paid a cash commission of 5% of the gross proceeds of the placement.

(2)
On January 12, 2010 Olympus and Zedex amalgamated their business and Olympus took control.  The amalgamation was effected with a record date of January 19, 2010, at that time Zedex shareholders shares were cancelled and they were allocated 1 common share in Olympus in exchange for 2.4 common shares in Zedex.  The consideration for the amalgamation was valued at $15,206,478 which was settled by way of shares.  This resulted in 54,226,405 new common shares in Olympus being issued and 65,551,043 common shares which were formerly held by Zedex being redistributed to former Zedex shareholders.  The shares were issued on January 25, 2010.

(3)	The Company issued 951,703 common shares in settlement of AUD$319,335 consultancy fee related to the amalgamation with Zedex.

(4)
The Company issued 37,000,000 common shares at A$0.45 per share, for gross proceeds of 16,291,697 and net proceeds of $15,548,141.  Agents for the private placement were paid a cash commission of 5% of the gross proceeds of the placement.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

b) Stock Options

Under the Company’s stock option plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company.  The maximum number of shares that may be issued under the new plan is 12 percent (on a non-diluted basis) of the Company’s issued and outstanding shares.  Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

The following table provides a summary of the stock option activity for the six-month period ended June 30, 2011 and the year ended December 31, 2010.

	June 30, 2011		December 31, 2010
	Number of Options	Weighted Average Exercise Price $CAD	Number of Options	Weighted Average Exercise Price $CAD
Outstanding, beginning of the period	31,084,998	0.52	18,212,496	0.50
Granted	3,120,462	0.72	18,395,716	0.50
Exercised	(3,334)	0.45	(4,072,798)	0.32
Cancelled/ Expired	(259,000)	0.54	(1,450,416)	0.51
Outstanding, end of the period	33,943,126	0.54	31,084,998	0.52
Options exercisable at the end of the period	31,135,686	0.54	23,701,997	0.53

The following table summarizes information about the stock options outstanding as at June 30, 2011.

Options Outstanding				Options Exercisable
Range of Exercise Prices $CAD	Number Outstanding As at June 30, 2011	Weighted Average Remaining Life (years)	Weighted Average Exercise Price $CAD	Number Exercisable As at June 30, 2011	Weighted Average Exercise Price $CAD
$0.12	1,390,614	2.51	0.12	1,390,614	0.12
$0.40 - 0.49	14,652,882	2.57	0.41	13,469,549	0.41
$0.50 - 0.59	3,241,667	0.05	0.57	3,241,667	0.57
$0.60 - 0.69	6,700,000	2.35	0.62	5,433,333	0.63
$0.70 – 0.79	7,020,462	3.32	0.74	6,663,022	0.74
$0.80 – 0.89	833,334	1.54	0.84	833,334	0.84
$0.90 – 0.92	104,167	0.84	0.92	104,167	0.92
	33,943,126		0.54	31,135,686	0.54

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

c) Warrants

The following table shows movements in number of warrants of the Company for the six-month period ended June 30, 2011 and the year ended December 31, 2010.

	June 30, 2011		December 31, 2010
	Number of Warrants	Weighted Average Exercise Price $CAD	Number of Warrants	Weighted Average Exercise Price $CAD
Outstanding, beginning of the period	20,278,076	$0.74	-	-
Granted – Vested Warrants1	-	-	15,178,559	$0.50
Granted – Broker Warrants	-	-	2,428,571	$0.50
Granted – Agent Warrants	-	-	2,668,750	$0.60
Granted – Gold Loan Warrants2	-	-	2,196	$2082
Granted – Agent Warrants	4,690,196	$0.55	-	-
Granted – Vested Warrants3	150	$55,000	-	-
Granted – Vested Warrants4	14,600,000	$0.55	-	-
Exercised	(59,514)	$0.50	-	-
Expired	-	-	-	-
Outstanding, end of the period	39,508,908	$0.86	20,278,076	$0.74

1.
In 2010 the Company issued a further 15,178,559 vesting warrants have been issued which only vest in the event of early redemption of the 9% CAD convertible note described in note 19. In that event the vested warrants are no longer exercisable. The warrants each convert to one common share upon exercise.

2.
Gold Loan warrants were issued in June 2010. Each Gold Loan warrant entitles the holder to purchase 3,470 common shares at an exercise price of CAD$0.60 each.  The Company has thus issued 2,196 warrants for the purchase of 7,620,120 common shares.

3.
In April 2011 the Company issued a further 150 vesting warrants have been issued which only vest in the event of early redemption of the 8% CAD convertible note described in note 19. In that event the vested warrants are no longer exercisable.  Each Vested warrant converts to 100,000 common shares upon exercise.

4.
In May 2011 the Company issued a further 14,600,000 vesting warrants have been issued which only vest in the event of early redemption of the 8% USD convertible note described in note 19. In that event the vested warrants are no longer exercisable.  Each Vested warrant converts to 0.98 of a common share upon exercise.

d) Consolidated Changes in Equity - Other Reserves

	Other Reserves	Broker Warrants	Foreign Currency Translation	Equity Based Compensation Reserve	Investment Premium Reserve	Total

Balance at January 1, 2010	$(93,627)	-	$(2,513,078)	$7,032,113	-	$4,425,408
Options granted and vested	-	-	-	2,323,275	-	2,323,275
Options exercised	-	-	-	(654,896)	-	(654,896)
Warrants granted and vested	-	521,560	-	-	-	521,560
Investment in subsidiary	-		-	-	(10,106,702)	(10,106,702)
Balance at December 31, 2010	(93,627)	521,560	(2,513,078)	8,700,492	(10,106,702)	(3,491,355)
Options granted and vested	-	-	-	2,401,714	-	2,401,714
Options exercised	-	-	-	(661)	-	(661)
Warrants granted and vested	-	896,485	-	-	-	896,485
Investment in subsidiary	-	-	-	-	(4,927,389)	(4,927,389)
Balance at June 30, 2011	$(93,627)	$1,418,045	$(2,513,078)	$11,101,545	$(15,034,091)	$(5,121,206)

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

The changes in equity-other reserves for the six-month period ended June 30, 2010 is as follows:

	Other Reserves	Broker Warrants	Foreign Currency Translation	Equity Based Compensation Reserve	Total

Balance at January 1, 2010	$(93,627)	-	$(2,513,078)	$7,032,113	$4,425,408
Options granted and vested	-	-	-	1,825,175	1,825,175
Options exercised	-	-	-	(20,286)	(20,286)
Warrants granted and vested	-	521,560	-	-	521,560
Balance at June 30, 2010	$(93,627)	$521,560	$(2,513,078)	$8,837,002	$6,751,857

Other reserves

This reserve originated in 2009 and represents the tax recovery on expiry of warrants.

Broker warrants

This reserve represents broker warrants associated with the 9% CAD Convertible Note that was issued in March 2010, the 8% CAD Convertible Note that was issued in April 2011 and the 8% USD Convertible Note that was issued in May 2011.

Foreign currency translation

This reserve originated on January 1, 2009 when the Company changed from reporting in CAD to USD and represents accumulated translation differences on balance sheet translation.

Equity based compensation reserve

This reserve records the movements in equity based compensation.

Investment premium reserve

This reserve represents the premium paid on acquisition of a greater equity interest in North Borneo Gold Sdn Bhd.

25. Employee Benefits

Share based payments

Equity settled share based payments are valued at grant date using a Black Scholes model.

Under the Company’s stock option plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company.  The maximum number of shares that may be issued under the new plan is 12 percent (on a non-diluted basis) of the Company’s issued and outstanding shares.  Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

The total share compensation expense recognized for stock options during the six-month period ended June 30, 2011 is $616,227 (six month period ended June 30, 2010 - $1,378,474).

During the six month period ended June 30, 2011, 3,120,462 options were issued to directors, officers, employees and consultants of the Company and were valued for accounting purposes, at $908,053.  These options have various exercise prices of between CAD$0.62 and CAD$0.72.  The exercise price of these and most of the other outstanding options was determined based on the Volume Weighted Average Price (VWAP) which is the listing of the stock activities for five business days from the grant date.  2,484,302 of the options vest immediately, the remaining 636,160

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

outstanding options vest 1/3 on date of grant; 1/3 after 12 months from the grant date and another 1/3 after 24 months from the grant date.

Deferred Share Units

In second quarter 2008, the Company set up a deferred share unit plan for the non-executive members of the Board.  Under this plan, fees are paid as deferred share units (“DSUs”) whose value is based on the market value of the common shares.   Under terms of the plan, the DSU plan will be an unfunded and unsecured plan.   The deferred share units are paid out in cash upon retirement/resignation.  The value of DSU cash payment changes with the fluctuations in the market value of the common shares.   Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the deferred share unit payments as a result of share price movements are recorded in management fees and salaries in the period of the change.  Total DSUs granted as at June 30, 2011 were 712,070 units.  No DSUs were granted during the six month period ended June 30, 2011.  Liabilities related to this plan are recorded in accrued liabilities and totalled $277,027 as at June 30, 2011 (year ended December 31, 2010 - $384,556). Compensation income related to this plan for the six month period ended June 30, 2011 was $107,529 (expense for the six-month period ended June 30, 2010: $7,371).

26. Related Party Disclosures

The consolidated financial statements include the financial statements of Olympus Pacific Minerals Inc. and the subsidiaries listed in the following table:

		% equity interest held as at June 30,
Name	Country of incorporation	2011	2010
Formwell Holdings Ltd.	British Virgin Islands	100	100
Bong Mieu Holdings Ltd.	Thailand	100	100
Bong Mieu Gold Mining Company Limited	Vietnam	80	80
Olympus Pacific Vietnam Ltd.	British Virgin Islands	100	100
New Vietnam Mining Corporation	British Virgin Islands	100	100
Phuoc Son Gold Company Limited	Vietnam	85	85
Olympus Pacific Thailand Ltd.	British Virgin Islands	100	100
Kadabra Mining Corp.	Philippines	100	100
Olympus Pacific Minerals Vietnam Ltd.	Vietnam	100	100
Olympus Pacific Minerals NZ Ltd.	New Zealand	100	100
Parnell Cracroft Ltd	British Virgin Islands	100	100
GR Enmore Pty Ltd.	Australia	100	100
Binh Dinh NZ Gold Company Ltd.	Vietnam	75	75
North Borneo Gold Sdn Bhd	Malaysia	80.53	50.05
Bau Mining Co Ltd	Samoa	91	91
KS Mining Ltd	Samoa	100	100

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

Compensation of key management of the group was as follows:

	Year-to-date June 30
	2011	2010
Management fees	$1,543,349	$599,878
Share based compensation	$414,334	$893,153
Total compensation of key management	$1,957,683	$1,493,031

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The above figures represent amounts either paid or accrued.

Management fees and reimbursement of expenses
Management fees incurred on behalf of the Company were paid to companies controlled by officers of the Company.   The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited and Dason Investments Limited associated with David Seton in 2011 and 2010; Wholesale Products Trading Limited associated with Peter Tiedemann in 2011 and  2010; Action Management Limited associated with Charles Barclay in 2011 and 2010; Cawdor Holding Limited associated with Russell Graham in 2011 and 2010; Lloyd Beaumont Trust associated with Paul Seton in 2011 and 2010;  Whakapai Consulting Ltd associated with Jane Bell in 2011 and 2010; and Jura Trust Limited associated with John Seton in 2011 and 2010.

Directors' interest in the stock option plan

Stock options held by members of the Board of Directors under the stock option plan to purchase ordinary shares have the following expiry dates and exercises prices:

			Number of options outstanding
Issue Date	Expiry Date	Exercise Price CAD$	June 30, 2011	December 31, 2010	January 01, 2010
Mar-07	Mar-12	0.65	850,000	850,000	850,000
Mar-07	Mar-12	0.75	4,000,000	4,000,000	4,000,000
Jan-08	Jan-13	0.40	1,809,000	1,809,000	1,809,000
Apr-09	Jan-14	0.12	722,872	722,872	722,872
Jan-10	Dec-14	0.40	3,073,618	3,073,618
Feb-10	Apr-12	0.87278	166,667	166,667
Feb-10	Jun-12	0.5742	625,000	625,000
Jun-10	Apr-15	0.42	3,000,000	3,000,000
Jun-10	Apr-15	0.60	3,000,000	3,000,000
Sep-10	Dec-14	0.45	997,252	997,252
Jan-11	Dec-15	0.72	1,737,723
Total			19,982,132	18,244,409	7,381,872

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

Directors' interest in the deferred share units plan

Deferred share units are held by non-executive members of the Board of Directors.  Under this plan, fees are paid as deferred share units (“DSUs”) whose value is based on the market value of the common shares

Award Date	Units	Value of units outstanding
		June 30, 2011	June 30, 2010	January 01, 2010
5/14/2008	350,000	$136,165	$103,531	$99,907
5/14/2009	362,070	140,862	107,101	103,353
Total of deferred share units outstanding	712,070	$277,027	$210,632	$203,260

27. Commitments and Contingencies

As at June 30, 2011
Payment Due	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Capital lease obligations	646,042	646,042	-	-	-	-
Operating leases	428,402	354,280	59,968	14,154	-	-
Purchase obligations - supplies & services	1,478,317	1,478,317	-	-	-	-
Purchase obligations - capital	193,124	193,124	-
Asset retirement obligations	1,552,555	376,461	184,530	562,828	403,273	25,463
Total	4,298,440	3,048,224	244,498	576,982	403,273	25,463

In the normal course of business, the Company is subject to various legal claims.  Provisions are recorded where claims are likely and estimable.

28. Financial Instruments

The Company’s activities expose it to a variety of financial risks; credit risk, interest rate risk, liquidity risk, foreign currency risk and commodity price risk.  These risks arise from exposures that occur in the normal course of business and are managed by the Officers of the Company.  Material risks are monitored and are regularly discussed with the Audit Committee of the Board.

Market and commodity price risk
The profitability of the operating subsidiaries of the Company is related to the market price of gold and silver. The Company’s market risk exposure, for metal prices and exchange rates, with respect to its accounts receivable is minimal as payment is typically received within two weeks of shipment.

During the six month period ended June 30, 2011 the Company sold gold at the weighted average price of US$1,368 per ounce. A change of US$100 in the gold price per ounce the Company received would have changed the Company’s net loss by approximately $493,500 in the period.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

The Company has entered into a redeemable promissory note arrangement that requires repayment of the principal by the physical delivery of gold into trust at regular six monthly periods until May 2013.  The price of gold will determine the physical quantities of gold that need to be delivered as settlement of the liability associated with this financial arrangement.  Components of the Gold Loan that exhibit characteristics of a derivative are discussed in note 19.

Foreign exchange risk
The Company operates in Canada, Vietnam, Malaysia, Australia and the Philippines. The functional and reporting currency of the parent company is the US dollar. The functional currency of significant subsidiaries is also in US dollars.  The subsidiaries transact in a variety of currencies but primarily in the US dollar, Vietnamese dong and Malaysian ringgit.

The most significant transaction exposure arises in the parent Company in Canada. The balance sheet of the Parent Company includes US and Canadian dollar cash and cash equivalents and Convertible Note liabilities in Canadian dollars.  The Parent Company is required to revalue the US dollar equivalent of the Canadian dollar cash and cash equivalents and liability at each period end. Foreign exchange gains and losses from these revaluations are recorded in the statement of comprehensive income/(loss).

At present, the Company does not hedge foreign currency transaction or translation exposures.

Interest rate risk
As at June 30, 2011, the Company holds Convertible Note liabilities that attract interest at rates of 8% and 9% (refer note 21). The Company also has a redeemable promissory note arrangement associated with the delivery of gold that requires interest to be paid a fixed rate of 8% per annum (refer notes 19 and 20).

Credit risk
Credit risk arises from cash held with banks and financial institutions, as well as credit exposure to customers, including outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counterparties, taking into account their financial position, past experience and other factors. The Company minimizes its exposure by holding cash and cash equivalents with two major financial institutions in Canada.

Credit risk exposure is mitigated because the Company can sell the gold it produces on many different markets and payment is typically received within two weeks of shipment.  The Company’s receivables are all current.

Liquidity risk
Liquidity risk arises through excess financial obligations over available financial assets at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents. As at June 30, 2011, the Company was holding cash and cash equivalents of $11,494,263 (December 31, 2010 - $4,105,325).  85 percent of the Company’s cash and cash equivalents balance is comprised of cash deposited with two major Canadian financial institutions in interest bearing bank deposit accounts. A table of commitments and contractual obligations of the Company are presented in note 27.

Capital Management
The objective of the Group’s capital management is to safeguard the entity’s ability to continue as a going concern, so that it has the ability to provide returns for shareholders in the future and support its long-term growth strategy.

In the period, the Company has raised cash by issuing equity instruments.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

The Company’s capital structure reflects the requirements of a company focused on significant growth in a capital intensive industry.  The Company may face lengthy development lead times, as well as risks associated with raising capital, rising capital costs and timing of project completion because of the availability of resources, permits and other factors beyond control.  The operations are also affected by potentially significant volatility of the gold mineral cycles.

The Company continually assesses the adequacy of its capital structure and makes adjustments within the context of its strategy, the mineral resources industry, economic conditions and the risk characteristics of our assets.  To adjust or maintain the capital structure, the Company may obtain additional financing or issue new equity instruments.

The Company, at this stage, manages its capital structure by performing the following:
•	Maintaining a liquidity cushion in order to address the operational and/or industry disruptions or downturns;
•	Preparing detailed budgets, by project, that are approved by the Board of Directors (the “Board”) for development, exploration, acquisition and corporate costs;
•	Routine internal reporting and Board meetings to review actual versus budgeted spending; and
•	Detailed project financial analysis to determine new funding requirements.

As at June 30, 2011, the Company has convertible debt and gold loan debt totaling $36,353,224 (December 31, 2010 – $22,235,256) and a cash balance of $11,494,263 (December 31, 2010 - $4,105,325). This meets the Company’s preferred minimum liquidity cushion.

Total managed capital as at June 30, 2011 was $120,116,088 (December 31, 2010 - $101,601,187).  The Company has no obligation to pay dividends on share capital.

	US$	US$
	June 30, 2011	December 31, 2010
Current
Interest-bearing loans and borrowings	7,672,800	6,429,600
Convertible borrowings	837,281	390,243
Trade and other payables	5,580,490	8,033,182

Non-Current
Interest-bearing loans and borrowings	6,388,289	8,979,280
Convertible borrowings	21,454,854	6,436,133
Derivative financial liabilities	23,352,306	18,200,216
Less:
Cash	(11,494,263)	(4,105,325)
Trade and other receivables	(2,090,324)	(7,989,736)
Net Debt	51,701,433	36,373,593
Equity	68,414,655	65,227,594
Capital and Net Debt	120,116,088	101,601,187

29. Material Events After the Consolidated Balance Sheet Date
Subsequent to the balance sheet date, the Phuoc Son plant was put into commercial production on July 1, 2011.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

30.  Impact of Adoption of IFRS

The adoption of IFRS requires the application of IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ which provides guidance for an entity’s initial adoption of IFRS. Generally speaking IFRS requires that an entity apply all IFRS effective at the end of its first IFRS reporting period on a retrospective basis with any adjustments to the assets and liabilities as a result of the adoption taken to retained earnings. IFRS 1 does however provide for certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement. The following are the exemptions available under IFRS 1 that are significant to the Company and have been applied in preparing the Company’s first financial statements under IFRS:

Business Combinations

IFRS 1 allows a first time adopter to elect not to apply IFRS 3 Business Combinations retrospectively to past business combinations that occurred before the date of transition to IFRS. The Company has applied the business combinations exemption in IFRS 1 to not apply IFRS 3 retrospectively to past business combinations.  Accordingly, the Company has not restated business combinations that took place prior to the transition date. As the Company early adopted CICA Handbook Section 1582 Business Combinations on January 1, 2010, which was converged with IFRS 3, there are no adjustments required for 2010.

Share-based Payments

The Company is required to apply IFRS 2 Share-based Payments to equity instruments that vest after January 1, 2010. The Company has from time to time issued share-based payment awards that vest on a graded basis.  Adopting IFRS has resulted in no material change to stock-based compensatory expense.

The impacts of adopting International Financial Reporting Standards (IFRS) on the total equity and profit after tax as reported under previous Canadian Generally Accepted Accounting Practice (CGAAP) are illustrated below.

Reconciliation of Total Equity as Presented Under Previous CGAAP to that Under IFRS

As at		December 31, 2010	June 30, 2010	January 01, 2010
Total Equity under previous CGAAP		78,310,831	80,180,844	48,314,083
Adjustments to retained earnings (net of tax)
Revaluation of embedded derivatives on Convertible Note	(a)	(7,436,642)	361,173	-
Revaluation of embedded derivative on Gold Loan	(b)	(1,102,149)	(98,000)	-
Revaluation of deferred tax liability	(c)	619,978	186,104
Adjustments to other reserves
Conversion Option reclassified to liabilities under IFRS	(a)	(2,835,624)	(3,218,000)	-
Vested Warrants on Convertible Note recognized as derivative liabilities under IFRS	(a)	(1,624,800)	(1,624,800)	-
Vested Warrants on Gold Loan recognized as derivative liabilities under IFRS	(b)	(704,000)	(704,000)	-
Equity under IFRS		65,227,594	75,083,321	48,314,083

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated
Reconciliation of Income/(Loss) and Comprehensive Income/(Loss) After Tax Under Previous CGAAP to that Under IFRS
		Year ended December 31, 2010	Six months ended June 30, 2010

Prior year income/(loss) and comprehensive income/(loss) after tax as previously reported		(4,854,259)	(1,006,775)
CGAAP to IFRS transition adjustments:
Revaluation of embedded derivative on Convertible Note	(a)	(7,436,642)	361,173
Revaluation of embedded derivative on Gold Loan	(b)	(1,102,149)	(98,000)
Revaluation of deferred tax liability	(c)	619,978	186,104
Prior year loss and comprehensive loss after tax under IFRS		(12,773,072)	(557,498)

Prior year basic earnings per share attributable to equity holders under IFRS	$(0.039)	$(0.002)

Weighted average number of common shares outstanding-basic-under IFRS	329,747,069	316,600,801

a)
Under Canadian GAAP the components of the Convertible Notes that exhibit characteristics of a liability are initially recognized at fair value as a liability in the consolidated balance sheets, net of transaction costs, and are subsequently accounted for at amortized cost.  The equity components (warrants and conversion features) are fair valued using a black-scholes model and binomial option pricing model, respectively, and are recognized in equity.  The carrying amounts of the warrant and conversion features are not re-measured in subsequent periods.

The Convertible Notes and associated warrants are denominated in Canadian dollars.  The functional reporting currency of the Company is US$.  As the exercise price of the stock underlying the warrants and conversion feature is not denominated in the Company’s functional currency the contractual obligations arising from the warrants and conversion feature do not meet the definition of equity instruments under IFRS.  For IFRS purposes the warrants meet the definition of derivatives, are recorded as financial liabilities, and are re-valued at each reporting date with any change in valuation being recognized in the statement of operations and comprehensive income/(loss).

b)
Similarly, under Canadian GAAP the equity components (warrants) of the Company’s Gold Loan are recognized in equity at their fair values on inception and are not re-measured in subsequent periods.  However, as the exercise price of the stock underlying these warrants is not denominated in the Company’s functional currency the warrants meet the definition of derivatives and are recorded as financial liabilities for IFRS purposes, and are re-valued at each reporting date, with any change in valuation being recognized in the statement of operations and comprehensive income/(loss).

c)
Under Canadian GAAP, for non-monetary assets, temporary differences that arise when changes in exchange rates lead to changes in the tax basis rather than the carrying amounts of those assets measured in the functional currency are not recognized.  However, under IFRS, a deferred tax asset/liability is required to be recognized in respect of such temporary differences.

There are no material differences between the cash flow statement presented under IFRS and the cash flow statement presented under previous CGAAP.

END OF NOTES TO FINANCIAL STATEMENTS

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2011
All dollar amounts are in United States Dollars unless otherwise stated

DIRECTORS
David A. Seton
Leslie G. Robinson
Jon Morda
John A.G. Seton
T. Douglas Willock

OFFICERS
David A. Seton
Chairman & CEO
Charles A.F. Barclay
Chief Operating Officer
John A. G. Seton
Chief Financial Officer
Peter Tiedemann
Chief Information Officer
Louis G. Montpellier
Corporate Secretary
Paul F. Seton
Chief Commercial Officer
Russell J. Graham
VP Commercial Vietnam
S. Jane Bell
VP Finance
James W. Hamilton
VP Investor Relations

LEGAL COUNSEL
Gowling Lafleur Henderson LLP
Suite 2300, 1055 Dunsmuir Street
Bentall IV, P.O. Box 49122
Vancouver, British Columbia
Canada V7X 1J1
Telephone: 604.683.6498
Facsimile: 604.689.8610
Boyle & Co. LLP
Suite 1900, 25 Adelaide Street East
Toronto, Ontario
Canada M5C 3A1
Tel: 416.867.8800
Fax: 416.867.883
Blakiston & Crabb
1202 Hay Street, West Perth WA 6005
PO Box 454, West Perth WA 6872
Tel: 61.8.9322.7644
Fax: 61.8.9322.1506
Berns and Berns
767 Third Avenue
New York, New York 10017
Tel:   212.332.3320; Fax 212.332.3315

Claymore Partners Limited
Level 2, Claymore House
63 Fort Street, Auckland, New Zealand
Tel: 64 9 379 3163
Fax: 64 9 379 3164

Ellenoff Grossman & Schole LLP
150 East 42nd Street, 11th Floor
New York, NY 10017
Tel: 212.370.1300
Fax: 212.370.7889

AUDITORS
Ernst & Young LLP
Chartered Accountants
222 Bay Street, P.O. Box 251
Toronto, Ontario
Canada M5K 1K7

Telephone: 416.864.1234
Facsimile: 416.864.1174

CORPORATE OFFICES
Olympus Pacific Minerals Inc.
Suite 500, 10 King Street East
Toronto, Ontario
Canada M5C 1C3

Telephone: 416.572.2525
Toll-Free: 888.902.5522
Facsimile: 416.572.4202
info@olympuspacific.com

TRANSFER AGENT
Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, Ontario
Canada M5J 2Y1

Inquiries relating to shareholdings should
be directed to the Transfer Agent.

Toll-Free: 800.564.6253 (North America)
Toll-Free: 514.982.7555 (International)
service@computershare.com
www.computershare.com

STOCK EXCHANGE LISTINGS
Toronto Stock Exchange: OYM
OTCBB : OLYMF
Australian Securities Exchange: OYM
Frankfurt Stock Exchange: OP6
info@olympuspacific.com
www.olympuspacific.com